Exhibit 32

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)

In connection with the Annual Report of PACCAR Inc (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. section 1350), that to the best of our knowledge and belief:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date   March 12, 2004   By /s/ Mark C. Pigott
                                                                Mark C. Pigott
                                                                Chairman and
                                                                Chief Executive Officer
                                                                PACCAR Inc

                                                            By /s/ Michael A. Tembreull
                                                                Michael A. Tembreull
                                                                Vice Chairman
                                                                PACCAR Inc
                                                                (chief financial officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.